GLOBAL CASH ACCESS HOLDINGS, INC.
September 20, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Cash Access Holdings, Inc. Registration Statement on Form S-1 (No. 333-123514)
Ladies and Gentlemen:
          Global Cash Access Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement to become effective at 12:30 p.m. (EDT) on Thursday, September 22, 2005 or as soon thereafter as is practicable.
          In connection with this request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GLOBAL CASH ACCESS HOLDINGS, INC.
By:	/s/ Harry C. Hagerty
Harry C. Hagerty
Executive Vice President and Chief Financial Officer